Exhibit (a)(1)(D)

        Offer to Purchase for Cash
All Outstanding Shares of Common Stock

of

Jamba, Inc.
a Delaware corporation

at

$13.00 Net Per Share
Pursuant to the Offer to Purchase
Dated August 15, 2018

by

Jay Merger Sub, Inc.
a wholly owned subsidiary of

Focus Brands Inc.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT THAT TIME THAT IS ONE MINUTE FOLLOWING 11:59 P.M. (12:00 MIDNIGHT), EASTERN TIME, ON WEDNESDAY, SEPTEMBER, 12 2018, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED (SUCH DATE AND TIME, AS IT MAY BE EXTENDED, THE "EXPIRATION TIME").

August 15, 2018

To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

        We have been engaged by Jay Merger Sub, Inc. ("Purchaser"), a Delaware corporation and a wholly owned subsidiary of Focus Brands Inc. ("Parent"), a Delaware corporation, to act as Information Agent in connection with Purchaser's offer to purchase any and all of the issued and outstanding shares of common stock, par value $0.001 per share (the "Shares"), of Jamba, Inc., a Delaware corporation ("Jamba"), at a price of $13.00 per Share, without interest (the "Offer Price"), net to the seller in cash, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 15, 2018 (the "Offer to Purchase"), and the related Letter of Transmittal (the "Letter of Transmittal" and which, together with the Offer to Purchase and other related materials, as each may be amended or supplemented from time to time, constitutes the "Offer") enclosed herewith. Please furnish copies of the enclosed materials to those of your clients for whom you hold Shares registered in your name or in the name of your nominee.

        THE BOARD OF DIRECTORS OF JAMBA HAS DULY RECOMMENDED THAT STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES TO PURCHASER PURSUANT TO THE OFFER.

        The Offer is not subject to any financing condition. The conditions to the Offer, including the Minimum Tender Condition, are described in Section 15 of the Offer to Purchase.

        For your information and for forwarding to your clients for whom you hold Shares registered in your name or in the name of your nominee, we are enclosing the following documents:

          1.     The Offer to Purchase;

          2.     The Letter of Transmittal for your use in accepting the Offer and tendering Shares and for the information of your clients, together with the included Internal Revenue Service Form W-9;

          3.     A Notice of Guaranteed Delivery to be used to accept the Offer if Shares and all other required documents cannot be delivered to Continental Stock Transfer & Trust Company (the "Depositary") by the Expiration Time or if the procedure for book-entry transfer cannot be completed by the Expiration Time (the "Notice of Guaranteed Delivery"); and

          4.     A form of letter which may be sent to your clients for whose accounts you hold Shares registered in your name or in the name of your nominee, with space provided for obtaining such clients' instructions with regard to the Offer.

        We urge you to contact your clients as promptly as possible. Please note that the Offer and withdrawal rights will expire at one minute following 11:59 p.m. (12:00 midnight), Eastern Time, on Wednesday, September 12, 2018, unless the Offer is extended or earlier terminated.

        The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of August 1, 2018 (as it may be amended from time to time, the "Merger Agreement"), by and among Jamba, Parent and Purchaser.

        The Merger Agreement provides, among other things, that, as soon as practicable following the consummation of the Offer, Purchaser will be merged with and into (the "Merger") in accordance with the Section 251(h) of the General Corporation Law of the State of Delaware (the "DGCL"), with Jamba continuing as the surviving corporation in the Merger and thereby becoming a wholly owned subsidiary of Parent.

        For Shares to be properly tendered pursuant to the Offer, (a) the share certificates or confirmation of receipt of such Shares under the procedure for book-entry transfer, together with a properly completed and duly executed Letter of Transmittal, including any required signature guarantees, or, in the case of book-entry transfer, either such Letter of Transmittal or an Agent's Message (as defined in Section 2 of the Offer to Purchase) in lieu of such Letter of Transmittal, and any other documents required in the Letter of Transmittal, must be timely received by the Depositary or (b) the tendering stockholder must comply with the guaranteed delivery procedures, all in accordance with the Offer to Purchase and the Letter of Transmittal. You may gain some additional time by making use of the Notice of Guaranteed Delivery. Shares tendered by the Notice of Guaranteed Delivery will be excluded from the calculation of the Minimum Tender Condition, unless such Shares and other required documents are received by the Depositary prior to the Expiration Time.

        Except as set forth in the Offer to Purchase, Purchaser will not pay any fees or commissions to any broker or dealer or other person, other than to us, as the Information Agent and Continental Stock Transfer & Trust Company as the Depositary, for soliciting tenders of Shares pursuant to the Offer. Purchaser will, however, upon request, reimburse brokers, dealers, commercial banks, trust companies and other nominees for customary mailing and handling expenses incurred by them in forwarding the offering material to their customers. Purchaser will pay all stock transfer taxes applicable to its purchase of Shares pursuant to the Offer, subject to Instruction 6 of the Letter of Transmittal.

        Any inquiries you may have with respect to the Offer should be addressed to, and additional copies of the enclosed materials may be obtained from, the undersigned at the address and telephone numbers set forth below.

Very truly yours,

Okapi Partners LLC

        Nothing contained herein or in the enclosed documents shall render you the agent of Parent, Purchaser, the Information Agent or the Depositary or any affiliate of any of them or authorize you or any other person to use any document or make any statement on behalf of any of them in connection with the Offer other than the enclosed documents and the statements contained therein.

The Information Agent for the Offer is:

Okapi Partners LLC
1212 Avenue of the Americas, 24th Floor
New York, New York 10036
 Banks and Brokerage Firms, Please Call: (212)-297-0720
Stockholders and All Others Call Toll-Free: (855)-208-8901
Email: info@okapipartners.com